UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D/A

Information to Be Included in Statements Filed Pursuant to Section 240.13d-1(a) and Amendments Thereto Filed Pursuant to Section 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.)*

Pacific State Bancorp
(Name of Issuer)

Common Stock no par value
(Title of Class of Securities)

694864109
(CUSIP Number)

Stephen G. Weyers
PO Box 473
Folsom California 95763
209 649 1932
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2010
(Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the box. [ ]

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




CUSIP No.694864109




1.

NAME OF REPORTING PERSONS
Stephen G. Weyers

2.


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A) [  ]
(B) [ ]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS ( See Instructions) PF


5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


[ ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION
USA California


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


7.


SOLE VOTING POWER
138881 shares or 3.7%


8.


SHARED VOTING POWER
0


9.


SOLE DISPOSITIVE POWER
138881 shares or 3.7%


10.


SHARED DISPOSITIVE POWER
0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
138881 shares or 3.7%

12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%

14.

TYPE OF REPORTING PERSON
IN
















SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: May 12, 2010


Stephen G. Weyers




By:

Stephen G. Weyers